UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)

Under the Securities Exchange Act of 1934

USA Compression Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

90290N109

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90290N109

1.	Names of Reporting Person: USA Compression Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   Based on 89,953,049 Common Units outstanding as of June 11, 2018, as reported in USA Compression Partners, LP’s Prospectus Supplement dated June 12, 2018 and filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C IV USACP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   Based on 89,953,049 Common Units outstanding as of June 11, 2018, as reported in USA Compression Partners, LP’s Prospectus Supplement dated June 12, 2018 and filed with the Commission on June 14, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   Based on 89,953,049 Common Units outstanding as of June 11, 2018, as reported in USA Compression Partners, LP’s Prospectus Supplement dated June 12, 2018 and filed with the Commission on June 14, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C Energy GP IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   Based on 89,953,049 Common Units outstanding as of June 11, 2018, as reported in USA Compression Partners, LP’s Prospectus Supplement dated June 12, 2018 and filed with the Commission on June 14, 2018.

This Amendment No. 14 (this “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014, as amended and supplemented by Amendment No. 1 filed on May 21, 2014, by Amendment No. 2 filed on May 28, 2014, by Amendment No. 3 filed on December 31, 2014, by Amendment No. 4 filed on February 18, 2015, by Amendment No. 5 filed on May 18, 2015, by Amendment No. 6 filed on August 18, 2015, by Amendment No. 7 filed on November 18, 2015, by Amendment No. 8 filed on February 16, 2016, by Amendment No. 9 filed on May 17, 2016, by Amendment No. 10 filed on August 17, 2016, by Amendment No. 11 filed on February 22, 2017, by Amendment No. 12 filed on August 23, 2017 and by Amendment No. 13 filed on January 18, 2018 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons with respect to the common units representing limited partner interests (“Common Units”) in USA Compression Partners, LP (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“(a), (f) This Schedule 13D is being filed jointly by (i) USA Compression Holdings, LLC, a Delaware limited liability company (“USA Compression Holdings”), (ii) R/C IV USACP Holdings, L.P., a Delaware limited partnership (“R/C IV Holdings”), (iii) Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership (“R/C IV Partners”), and (iv) R/C Energy GP IV, LLC, a Delaware limited liability company (“R/C Energy GP IV”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

USA Compression Holdings is an entity formed for purposes of holding ownership in the Issuer. On April 2, 2018, pursuant to that certain Purchase Agreement (the “GP Purchase Agreement”), dated as of January 15, 2018, by and among Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), Energy Transfer Partners, L.L.C. (together with ETE, the “Purchasers”), USA Compression Holdings, and, solely for certain purposes therein, R/C IV Holdings and Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), the Purchasers acquired from USA Compression Holdings (i) 100% of the limited liability company interests in USA Compression GP, LLC, a Delaware limited liability company and the owner of the general partner interest and incentive distribution rights representing limited partner interests in the Issuer (“Issuer GP”) and (ii) 12,466,912 Common Units for cash consideration equal to $250 million. R/C IV Holdings was formed to be a member of USA Compression Holdings.  R/C IV Partners’ principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities.  R/C Energy GP IV’s principal business is serving as the general partner of R/C IV Partners.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.                                 Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D as set forth below:

“On June 12, 2018, the Issuer, Issuer GP, USA Compression Holdings and J.P. Morgan Securities LLC (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which USA

Compression Holdings sold (the “Offering”) to the Underwriter, and the Underwriter purchased from USA Compression Holdings, subject to and upon the terms and conditions set forth therein, an aggregate of 5,000,000 Common Units. The Offering closed on June 15, 2018.”

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The percent of class provided for each Reporting Person below is based on 89,953,049 Common Units outstanding as of June 11, 2018, as reported in USA Compression Partners, LP’s Prospectus Supplement dated June 12, 2018 and filed with the Commission on June 14, 2018.

1.              USA Compression Holdings, LLC

A.            Amount beneficially owned:  7,625,284

B.            Percent of class:  8.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  7,625,284

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  7,625,284

2.              R/C IV USACP Holdings, L.P.

A.            Amount beneficially owned:  7,625,284

B.            Percent of class:  8.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  7,625,284

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of: 7,625,284

3.              Riverstone/Carlyle Energy Partners IV, L.P.

A.            Amount beneficially owned:  7,625,284

B.            Percent of class:  8.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote: 7,625,284

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  7,625,284

4.              R/C Energy GP IV, LLC

A.            Amount beneficially owned:  7,625,284

B.            Percent of class:  8.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  7,625,284

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  7,625,284

R/C IV Holdings is the record holder of approximately 97.6% of the limited liability company interests of USA Compression Holdings and is entitled to elect a majority of the members of the board of managers of USA Compression Holdings.  Management and control of R/C IV Holdings is vested in its general partner, R/C IV Partners, which is in turn managed and controlled by its general partner, R/C Energy GP IV. R/C Energy GP IV is managed by an eight person management committee.  The Reporting Persons other than USA Compression Holdings may therefore be deemed to beneficially own securities of USA Compression Partners, LP owned directly or indirectly by USA Compression Holdings.

Each of (i) Eric D. Long, William G. Manias, David A. Smith and Matthew C. Liuzzi, each of whom are executive officers of Issuer GP, (ii) Aladdin Partners, L.P., a limited partnership affiliated with Mr. Long, and (iii) R/C IV Holdings own equity interests in USA Compression Holdings.

USA Compression Holdings is managed by a two person board of managers consisting of Jim H. Derryberry and John R. Staudinger. The board of managers exercises investment discretion and control over the units held by USA Compression Holdings.  Mr. Derryberry and Mr. Staudinger disclaim beneficial ownership of the common units owned by USA Compression Holdings.

(c)  Upon the closing of the Offering on June 15, 2018, USA Compression Holdings sold 5,000,000 Common Units to the Underwriter.

(d)  Not applicable.

(e)  Not applicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Joint Filing Agreement

A Joint Filing Agreement, dated February 21, 2014, by and among the Reporting Persons has been executed.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

On April 2, 2018, Issuer GP amended and restated the First Amended and Restated Agreement of Limited Partnership of the Issuer by executing the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Second A&R Partnership Agreement”). The Second A&R Partnership Agreement was executed to, among other things, authorize and establish the rights and preferences of the Issuer’s Class B Units representing limited partner interests in the Issuer (“Class B Units”) and Series A Preferred Units representing limited partner interests in the Issuer (the “Preferred Units”).

Subject to the terms and conditions of the Second A&R Partnership Agreement, the Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  The Second A&R Partnership Agreement additionally contains various provisions with respect to the Common Units, Class B Units and Preferred Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Purchase Agreement

On January 15, 2018, USA Compression Holdings entered into the GP Purchase Agreement with the Purchasers, and, solely for certain purposes therein, R/C IV Holdings and ETP, pursuant to which the Purchasers purchased from USA Compression Holdings (i) 100% of the limited liability company interests in Issuer GP and (ii) 12,466,912 Common Units for cash consideration equal to $250 million.

Registration Rights Agreement

On April 2, 2018 the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ETE, ETP and USA Compression Holdings, pursuant to which, among other things, ETE, ETP and USA Compression Holdings have certain rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the registered resale of the Common Units owned by such party, and under certain circumstances, to require the Issuer to initiate underwritten offerings for such Common Units.

Underwriting Agreement

On June 12, 2018, the Issuer, Issuer GP, USA Compression Holdings and the Underwriter entered into the Underwriting Agreement, pursuant to which USA Compression Holdings sold to the Underwriter, and the Underwriter purchased from USA Compression Holdings, subject to and upon the terms and conditions set forth therein, an aggregate of 5,000,000 Common Units.”

Item 7.                                 Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Commission on February 20, 2014).
99.2

Second Amended and Restated Agreement of Limited Partnership of USA Compression, LP, dated April 2, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on April 6, 2018).

99.3

Registration Rights Agreement, dated as of April 2, 2018, by and among Energy Transfer Partners, L.P., Energy Transfer Equity, L.P., USA Compression Partners, LP and USA Compression Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on April 6, 2018).

99.4

Underwriting Agreement by and among USA Compression Partners, LP, USA Compression GP, LLC, USA Compression Holdings, LLC and J.P. Morgan Securities LLC, dated June 12, 2018 (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on June 14, 2018).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 27, 2018	USA COMPRESSION HOLDINGS, LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer and Treasurer

R/C IV USACP HOLDINGS, L.P.

By Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

Schedule 13D — Signature Page

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

R/C Energy GP IV, LLC

Management Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David M. Leuschen	Founder and Senior Managing Directors of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Directors of Riverstone Holdings LLC	(1)	United States
N. John Lancaster, Jr.	Partner of Riverstone Holdings LLC	(1)	United States
Daniel A. D’Aniello	Chairman Emeritus of The Carlyle Group	(2)	United States
Edward J. Mathias	Managing Director of The Carlyle Group	(2)	United States

USA Compression Holdings, LLC

Board of Managers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Jim H. Derryberry	Managing Director of Riverstone Holdings LLC	(1)	United States
John R. Staudinger	Managing Director of Riverstone Holdings LLC	(1)	United States

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John R. Staudinger	Managing Director of Riverstone Holdings LLC	(1)	United States
Peter Haskopoulos	Principal of Riverstone Holdings LLC	(1)	United States
Julie A. McEwen	Controller of USA Compression GP, LLC	(3)	United States

(1)         c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2)         c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004.

(3)   100 Congress Avenue, Suite 450, Austin, Texas, 78701.

Schedule 13D — Schedule A